

10030785

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 38770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD A SASO & ASSOCIATES INVESTMENT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 CROW CANYON PLACE, STE. 200
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. SASO 925-275-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL - CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

1610 TIBURON BLVD., STE. 201 TIBURON, CA 94920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. SASO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Richard A Saso
Signature

PRINCIPAL / SOLE OWNER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 12th
day of April, 2010, by Richard Soso
,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


YOLANDA LOCKHART
Commission # 1835852
Notary Public - California
Contra Costa County
My Comm. Expires Feb 9, 2013

(Seal) Signature [signature]

MEMBER, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
1610 Tiburon Boulevard Ste. 201
Tiburon, CA 94920
(415) 435-3127 Fax (415) 435-3128

MEMBER, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

W. Pierce Brownell

April 6, 2010

To Whom It May Concern

Schedule 2 of my audit of Richard A. Saso-Investment Securities for the year ended December 31, 2009, contained an error. Schedule 2 had read "Excess Net Capital of $5, 821" which is corrected on the enclosed schedule to $6,005.



W. Pierce Brownell

RICHARD A. SASO ASSOCIATES-INVESTMENT SECURITIES
SUPPLEMENTAL INFORMATION
FOR YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPTAL		
Proprietor's Capital, December 31, 2009-Per Exhibit A	15,452	
(Less): Prepaid expenses	(808)	
Book value of fixed assets	(3,639)	
NET CAPITAL, DECEMBER 31, 2009		**11,005**

Schedule 1

EXCESS NET CAPITAL		
Net capital, per schedule 1 above	11,005	
Greater of 6 2/3% of total liabilities (0) or 5,000	5,000	
EXCESS NET CAPITAL, DECEMBER 31, 2009		**6,005**

Schedule 2

RECONCILIATION OF NET CAPITAL BETWEEN AUDIT AND COMPANY'S FOCUS REPORT FOR PERIOD ENDED DECEMBER 31, 2009:		
Net capital per Company's focus report	7,183	
Additional fees receivable-per eccompanying notes	3,823	
NET CAPITAL-PER SCHEDULE 1 ABOVE		**11,005**

Schedule 3

STATEMENT IN CHANGES OF PROPRIETOR'S CAPITAL FOR YEAR ENDED DECEMBER 31, 2009		
Proprietor's capital, January 1, 2009	12,612	
Adiitional receivable-prior period adjustment	3,383	
Proprietor,s capital, January 1, 2009-restated		15,995
Net income per Exhibit B	37,757	
(Less) witddrawls	(38,300)	(543)
PROPRIETOR' CAPITAL, DECEMBER 31, 2009 -Per Exhibit A		**15,452**

Schedule 4

SEE ACCOMPANYING NOTES